Exhibit 99.1

SciSparc-Clearmind Collaboration Leads to Publication of Patent for Binge Behaviour Combination Treatment in Mexico

TEL AVIV, Israel, Feb. 04, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that as part of its ongoing collaboration with Clearmind Medicine Inc. (“Clearmind”) (Nasdaq: CMND) (FSE: CWY), a biotechnology company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated mental health problems, Clearmind has announced the publication of a patent application in Mexico for the innovative combination of 3,4-Methylenedioxymethamphetamine (MDMA) with N-Acylethanolamines.

The patent refers to SciSparc’s innovative combination therapy of N-Acylethanolamines and Clearmind’s MEAI, (5-methoxy-2-aminoindane) addressing binge behaviour, including alcohol consumption, eating, tobacco consumption, shopping and sexual conduct.

Under this collaboration, the two companies are researching innovative combination therapies that integrate psychedelic molecules with the N-Acylethanolamines family, including Palmitoylethanolamide (PEA). To date,13 patents related to this collaboration have been filed with the U.S. Patent and Trademark Office, as well as in several other global jurisdictions.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

About Clearmind Medicine Inc. (Nasdaq: CMND) (FSE: CWY)

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. Clearmind’s intellectual portfolio currently consists of 19 patent families including 31 granted patents. For further information visit: https://www.clearmindmedicine.com

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when discussing ongoing collaborative research, the prospective outcomes and effects of SciSparc’s collaborative research with Clearmind, and the belief that SciSparc’s approach to its research may improve treatment outcomes. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055